Exhibit 99.2

James Hardie Industries SE
Level 3
22 Pitt Street
Sydney NSW 2000 Australia
30 June 2011
Tel: 02 8274 5239
Fax: 02 8274 5218
The Manager
Company Announcements Office	GPO Box 3935
ASX	Sydney NSW 2001 Australia
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
2011 annual report on form 20-F filed with SEC
2011 Australian annual report filed with ASX
2011 Irish statutory accounts to be filed with Irish CRO
James Hardie announced today that it has filed the following documents relating to its fiscal year 2011 with the Australian Securities Exchange (ASX):
•	annual report on form 20-F filed with the United States Securities and Exchange Commission (SEC);

•	Australian annual report; and

•	for the first time, its Irish statutory accounts, which will be filed with the Irish Companies Registration Office (CRO) later today.
Copies of the annual report on form 20-F, Australian annual report and Irish statutory accounts are available in the Investor Relations area of the company’s website (www.jameshardie.com).
Shareholders who wish to receive a hard copy of the company’s complete audited financial statements free of charge should contact the company’s Investor Relations office on +61 2 8274 5239. Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au

Yours faithfully

Sean O’Sullivan
Vice President — Investor and Media Relations

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),
James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719